UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   OSBORNE, DEE S.
   6800 TEXAS COMMERCE TOWER


   HOUSTON, TX  77002
2. Issuer Name and Ticker or Trading Symbol
   SEAGULL ENERGY CORPORATION (SGO)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
   ###-##-####
4. Statement for Month/Year
   12/97
5. If Amendment, Date of Original (Month/Year)
   02/13/98
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
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

Common Stock                                                                                     28,800         D  Direct

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Director Non-Qualified Stock   $18.3750        05/13/97       A         6,000                             (1)          05/13/07
Option (right to buy)
Director Non-Qualified Stock   $18.8750                                                                                05/15/05
Option (right to buy)
Director Non-Qualified Stock   $23.7500                                                                                05/14/06
Option (right to buy)
Director Non-Qualified Stock   $25.5000                                                                                06/01/04
Option (right to buy)
Director Non-Qualified Stock   $26.3750                                                                                05/11/03
Option (right to buy)
Phantom Stock Units (2)                        01/22/97       A         44
Phantom Stock Units (2)                        01/23/97       A         45
Phantom Stock Units (2)                        03/04/97       A         51
Phantom Stock Units (2)                        03/07/97       A         52
Phantom Stock Units (2)                        04/29/97       A         58
Phantom Stock Units (2)                        05/12/97       A         118
Phantom Stock Units (2)                        05/13/97       A         762
Phantom Stock Units (2)                        06/09/97       A         55
Phantom Stock Units (2)                        07/14/97       A         110
Phantom Stock Units (2)                        07/15/97       A         55
Phantom Stock Units (2)                        09/15/97       A         84
Phantom Stock Units (2)                        09/16/97       A         42
Phantom Stock Units (2)                        11/03/97       A         39
Phantom Stock Units (2)                        11/04/97       A         506
Phantom Stock Units (2)                        12/12/97       A         90
Phantom Stock Units (2)                        12/17/97       A         45

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Director Non-Qualified Stock   05/13/97  Common Stock                   6,000                     6,000         D   Direct
Option (right to buy)
Director Non-Qualified Stock             Common Stock                   6,000                     6,000         D   Direct
Option (right to buy)
Director Non-Qualified Stock             Common Stock                   6,000                     6,000         D   Direct
Option (right to buy)
Director Non-Qualified Stock             Common Stock                   6,000                     6,000         D   Direct
Option (right to buy)
Director Non-Qualified Stock             Common Stock                   6,000                     6,000         D   Direct
Option (right to buy)
Phantom Stock Units (2)        01/22/97  Common Stock                   44            $22.4940                  D   Direct
Phantom Stock Units (2)        01/23/97  Common Stock                   45            $22.4630                  D   Direct
Phantom Stock Units (2)        03/04/97  Common Stock                   51            $19.6750                  D   Direct
Phantom Stock Units (2)        03/07/97  Common Stock                   52            $19.3630                  D   Direct
Phantom Stock Units (2)        04/29/97  Common Stock                   58            $17.1438                  D   Direct
Phantom Stock Units (2)        05/12/97  Common Stock                   118           $16.9625                  D   Direct
Phantom Stock Units (2)        05/13/97  Common Stock                   762           $17.0813                  D   Direct
Phantom Stock Units (2)        06/09/97  Common Stock                   55            $18.0688                  D   Direct
Phantom Stock Units (2)        07/14/97  Common Stock                   110           $18.1906                  D   Direct
Phantom Stock Units (2)        07/15/97  Common Stock                   55            $18.2281                  D   Direct
Phantom Stock Units (2)        09/15/97  Common Stock                   84            $23.7563                  D   Direct
Phantom Stock Units (2)        09/16/97  Common Stock                   42            $23.8688                  D   Direct
Phantom Stock Units (2)        11/03/97  Common Stock                   39            $25.8469                  D   Direct
Phantom Stock Units (2)        11/04/97  Common Stock                   506           $25.7031                  D   Direct
Phantom Stock Units (2)        12/12/97  Common Stock                   90            $22.3781                  D   Direct
Phantom Stock Units (2)        12/17/97  Common Stock                   45            $22.0688    29,206        D   Direct

Explanation of Responses:

(1)
The option, which represents a right to buy, vests in five equal annual installments beginning one year from date of grant.
(2)
1-for-1

SIGNATURE OF REPORTING PERSON
/S/ By: Sylvia Sanchez/POA
    For: Dee S. Osborne
DATE